Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THE ACQUISITION
OF AN ADDITIONAL AREA OF LAND, BY PLAZA CENTERS

Tel-Aviv, Israel, June 19, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI”) today announced that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), announced today that, jointly with a leading Indian property developer,  Plaza has acquired a  plot of land measuring approximately 10.78 acres (approximately 43,600 square m) located in the city of Trivandrum (the capital city of the State of Kerala, India).

Plaza and its Indian partner intend to develop a project on the acquired land which will total approximately 2.1 million sq ft (195,000 sq m) built up area, and which is currently planned to include:

▪	An entertainment and shopping center with a total area of approximately 720,000 sq ft (approximately 67,000 sq m);
▪	an office complex with a total area approximately 970,000 sq ft (approximately 90,500 sq m);
▪	a hotel and apartment hotel with a total area of approximately 400,000 sq ft (approximately 37,500 sq m).

The total cost of the land (including acquisition costs) is amounted to approximately 1,060 million Rupees (approximately $ 26.5 million).

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented:   “After close to two years of thorough study of the Indian market and building the team and infrastructure of our organization in India, we are now moving at the pace we have been accustomed to throughout the years of our operations in Central  and Eastern Europe. We are confident that due to the needs and size of the Indian market, our activities in India will prove to be as successful as our European activities have been and more”.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com